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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
| --- | --- |
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

*Mail Processing Section*

*FEB 27 2015*

*Washington DC 404*

| SEC FILE NUMBER |
| --- |
| 8- 53069 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2014___ AND ENDING ___12/31/2014___

                                   MM/DD/YY                                MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  Destiny Capital Securities Corporation

| | OFFICIAL USE ONLY |
| --- | --- |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| | FIRM I.D. NO. |
| --- | --- |

13922 Denver West Parkway, Suite 150

(No. and Street)

| Golden | CO | 80401 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Judd Kramer                                                          (303) 277-9977

                                                          (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

(Name – *if individual, state last, first, middle name*)

| 5251 S. Quebec Street, Suite 200 | Greenwood Village | CO | 80111 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

      ☑ Certified Public Accountant
      ☐ Public Accountant
      ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)
      **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, ___Judd Kramer___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Destiny Capital Securities Corporation___ , as of ___December 31___ , 20_14_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Financial Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒(a) Facing Page.
- ☒(b) Statement of Financial Condition.
- ☒(c) Statement of Income (Loss).
- ☒(d) Statement of Changes in Financial Condition.
- ☒(e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒(g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- ☐(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒(l) An Oath or Affirmation.
- ☒(m) A copy of the SIPC Supplemental Report.
- ☐(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐(o) Independant Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**DESTINY CAPITAL SECURITIES**
**CORPORATION**

**STATEMENT OF FINANCIAL CONDITION**

**YEAR ENDED DECEMBER 31, 2014**

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

## DESTINY CAPITAL SECURITIES CORPORATION

## TABLE OF CONTENTS



SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
Destiny Capital Securities Corporation

We have audited the accompanying statement of financial condition of Destiny Capital Securities Corporation (the "Company") as of December 31, 2014 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

*Spicer Jeffries LLP*

Greenwood Village, Colorado
February 19, 2015



# DESTINY CAPITAL SECURITIES CORPORATION

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2014

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 61,833 |
| Due from clearing broker | | 67,643 |
| Prepaid expenses | | 15,480 |
| Commissions receivable | | 13,000 |
| **TOTAL ASSETS** | **$** | **157,956** |

### LIABILITIES AND SHAREHOLDER'S EQUITY

**LIABILITIES:**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 10,576 |
| Due to related entity (Note 2) | | 1,070 |
| *Total liabilities* | | 11,646 |

**COMMITMENTS AND CONTINGENCIES** (Notes 2 and 4)

**SHAREHOLDER'S EQUITY** (Note 3):

| | |
|---|---:|
| Common stock, no par value; 1,000 shares authorized, issued and outstanding | 125,105 |
| Retained earnings | 21,205 |
| *Total shareholder's equity* | 146,310 |
| ***TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY*** | **$   157,956** |

The accompanying notes are an integral part of this statement.

### NOTE 1 -    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

#### Organization and Business

Destiny Capital Securities Corporation (the "Company") was incorporated in Colorado on September 28, 2000 and is a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. The Company is a wholly-owned subsidiary of Destiny Holdings, Inc.

#### Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereto, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

#### Revenue Recognition

The Company records securities transactions and related revenue and expense on a trade date basis.

#### Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

#### Income Taxes

The Company is recognized as an S-Corporation by the Internal Revenue Service, therefore the Company's shareholder is liable for federal and state income taxes on the Company's taxable income.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2011.

The accompanying notes are an integral part of this statement.

**NOTE 1 -** *ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)*

*Income Taxes (concluded)*

The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2014.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**NOTE 2 -** *OPERATING AGREEMENT AND RELATED PARTY TRANSACTIONS*

The Company has an operating agreement (the "Agreement") with an affiliated company, Destiny Capital Corporation ("DCC"). Under the Agreement, the Company pays DCC a monthly amount to cover a portion of expenses incurred by DCC, such as office space, equipment, telephone and other operational services. DCC utilizes the services of the Company's employees and pays a portion of those payroll related expenses such as salary, payroll taxes, 401(k) match, health care costs, etc. Beginning in July 2013, the Agreement was amended to include two additional payments to the Company by DCC. The first additional payment is to reimburse the Company for services provided by Pershing LLC and charged to the Company. The second payment is to compensate the Company for brokerage services provided on behalf of DCC. During the year ended December 31, 2014, the Company paid DCC $75,297 and received $1,557,664 in connection with the Agreement. The Company has a payable due to related company in the amount of $1,070. Actual expenses are reviewed on an annual basis to determine if the cost allocations are accurate.

**NOTE 3 -** *NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2014, the Company had net capital and net capital requirements of $117,830 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.10 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

The accompanying notes are an integral part of this statement.

# DESTINY CAPITAL SECURITIES CORPORATION

## NOTES TO FINANCIAL STATEMENTS
*(concluded)*

### NOTE 4 -    FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities through its clearing broker involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's amount due from this clearing broker could be subject to forfeiture. In addition, during the year the Company may have deposits in banks in excess of the federally insured amount of $250,000. As of December 31, 2014, the Company did not have any funds in excess of this amount.

The Company's financial instruments, including cash and cash equivalents, due from clearing broker, prepaid expenses, commissions receivable, accounts payable, accrued expenses and due to related party are carried at amounts that approximate fair value due to their short-term nature.

### NOTE 5 -    SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

The accompanying notes are an integral part of this statement.